LAURA ANTHONY, ESQ.

CRAIG D. LINDER, ESQ.*

JOHN CACOMANOLIS, ESQ.**

Associates and OF COUNSEL:

JOSEPHINE CARINO, ESQ.***

CHAD FRIEND, ESQ., LLM

MICHAEL R. GEROE, ESQ., CIPP/US****

JESSICA HAGGARD, ESQ. *****

PETER P. LINDLEY, ESQ., CPA, MBA

JOHN LOWY, ESQ.******

STUART REED, ESQ.

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ.*******

HARRIS TULCHIN, ESQ. ********

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*licensed in CA, FL and NY

**licensed in FL and NY

*** licensed in CA

****licensed in CA, DC, MO and NY

***** licensed in CA and DC

******licensed in NY and NJ

*******licensed in NY and NJ

********licensed in CA and HI (inactive in HI)

October 8, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance,

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Washington, DC 20549

Attention: Blake Grady and Nicholas Panos

Re:	LQR House Inc.
Schedule 13D filed July 18, 2025 by Diveroli Investment Group LLC et al.
File No. 005-94195

Dear Messrs. Grady and Panos:

This letter, which is being submitted on behalf of Diveroli Investment Group LLC (“DIG”) and Kingbird Ventures LLC (“Kingbird,” and together with DIG, the “Reporting Persons”) responds to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated August 13, 2025 (the “Comment Letter”) with respect to the Schedule 13D filed by the Reporting Persons on July 18, 2025 (the “Schedule 13D”).

1700 PALM BEACH LAKES BLVD., SUITE 820 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936

October 8, 2025 Page 2

The responses set forth in this letter are numbered so as to correspond to the numbering of the comments in the Comment Letter. For ease of reference, we have also included the text of the applicable comment from the Comment Letter in boldface form below.

Schedule 13D filed July 18, 2025

General

1.	We note that the date of event reported as requiring the filing of the Schedule 13D was June 27, 2025. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the June 27, 2025 event date, the Schedule 13D submitted on July 18, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

The Reporting Persons acknowledge the Staff’s comment and respectfully advise the Staff that the Schedule 13D was not filed within the required five business days after the date of the acquisition because the Reporting Persons initially due to an administrative oversight on the part of the Reporting Persons.

The Reporting Persons accumulated beneficial ownership of more than five percent of the Issuer as of June 27, 2025. The Reporting Persons engaged M2 Compliance LLC on July 1, 2025 and submitted a Form ID application on July 2, 2025. The Reporting Persons did not receive access to EDGAR until Thursday, July 10, 2025. As first time filers at the time of filing the Schedule 13D, the Reporting Persons experienced a delay in preparing the disclosure in the initial Schedule 13D. The failure to meet the deadline was not deliberate on the part of the Reporting Persons. The Reporting Persons do not believe that they have gained any advantage as a result of the filing of the Schedule 13D past the deadline. The Reporting Persons understand the importance of compliance with Section 13(d) filings and is fully committed to being compliant with the reporting rules going forward.

Item 2. Identity and Background, page 1

2.	Please amend this section to provide the information specified in Item 2(d) and (e) of Schedule 13D.

The Reporting Persons respectfully acknowledge the Staff’s comment regarding Item 2 of the Schedule 13D. The Reporting Persons have since filed a Schedule 13D/A on October 8, 2025 to include the following disclosures:

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

1700 PALM BEACH LAKES BLVD., SUITE 820 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936

October 8, 2025 Page 3

Item 3. Source and Amount of Funds or Other Consideration, page 1

3.	Please amend this section to provide the information specified in Item 3 of Schedule 13D, including the amount of funds or other consideration used in making the purchase.

The Reporting Persons respectfully acknowledge the Staff’s comment regarding Item 3 of the Schedule 13D. The Reporting Persons have since filed a Schedule 13D/A on October 8, 2025 to include the following disclosures:

An aggregate of 737,000 shares of common stock of the Issuer were purchased by the Reporting Persons in open market transactions executed through a brokerage account, using the working capital of Kingbird. The total aggregate price paid for the shares by the Reporting Persons was $1,218,579.62 plus $3,710.67 in brokerage fees, for a total basis of $1,222,290.29.

Item 4. Purpose of Transaction, page 1

4.	Please revise to state the purpose or purposes of the acquisition of securities of LQR House Inc. Refer to Item 4 of Schedule 13D.

The Reporting Persons respectfully acknowledge the Staff’s comment regarding Item 3 of the Schedule 13D. The Reporting Persons have since filed a Schedule 13D/A on October 8, 2025 to include the following additional disclosures in Item 4 of Schedule 13D:

The Reporting Persons own 737,000 shares of common stock of the Issuer. The Reporting Persons purchased such shares for investment purposes.

On July 11, 2025, Kingbird filed a complaint against the Issuer in Clark County, Nevada, seeking, in part, the appointment of a neutral third party receiver. On September 22, 2025, Kingbird and the Issuer filed a Notice of Entry of Stipulation & Order of Dismissal with the Court, agreeing to dismiss the lawsuit against the Issuer. The Reporting Persons do not desire to continue to pursue the litigation. The Reporting Persons currently do not have any plans or intentions to control or influence the corporate activities of the Issuer.

Kingbird is subject to a Voting Agreement (as defined below in Item 6) pursuant to which the Proxyholder (defined below) was granted an irrevocable proxy and power of attorney with respect to all 737,000 shares of common stock beneficially owned by the Reporting Persons. As a result, the Proxyholder has the sole right to vote or act by written consent with respect to the shares, and the Reporting Persons are obligated to abstain from voting such shares.

1700 PALM BEACH LAKES BLVD., SUITE 820 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936

October 8, 2025 Page 4

Item 5. Interest in Securities of the Issuer, page 1

5.	We noticed securities may have been purchased between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. Item 5(c) of Schedule 13D requires the beneficial owner to “describe any transactions in the class of securities reported on that were effected during the past sixty days.” The Instruction thereto requires that the description of the reported transactions, at a minimum, include the following: “(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.” Please revise to specify all of the required information for each relevant transaction, or advise.

The Reporting Persons respectfully acknowledge the Staff’s comment regarding Item 5 of the Schedule 13D. The Reporting Persons have since filed a Schedule 13D/A on October 8, 2025 amending and restating Item 5 to include the following statement:

An aggregate of 737,000 shares of common stock of the Issuer were purchased by Kingbird in open market transactions executed through a brokerage account, using the working capital of Kingbird. Specifically, Kingbird effectuated the following purchases: (i) 17,930 shares for a total consideration of $22,631.42 on June 26, 2025; (ii) 45,963 shares for a total consideration of $60,031.70 on June 27, 2025; (iii) 159,053 shares for a total consideration of $231,420.88 on June 30, 2025; (iv) 399,207 shares for a total consideration of $691,298.15 on July 1, 2025; (v) 53,500 shares for a total consideration of $97,372.87 on July 3, 2025; and (vi) 61,347 shares for a total consideration of $119,535.27 on July 7, 2025. The consideration listed above includes the brokerage fees paid by the Reporting Persons. The total aggregate price paid for the shares by the Reporting Persons was $1,218,579.62 plus $3,710.67 in brokerage fees, for a total basis of $1,222,290.29.

Sincerely yours,

Laura E. Anthony,
For the Firm

1700 PALM BEACH LAKES BLVD., SUITE 820 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936